Exhibit 12.1
MetLife, Inc.
Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2010	2009	2008	2007	2006
Income (loss) from continuing operations before provision for income tax	$3,958	$(4,334)	$5,059	$5,778	$3,941
Undistributed income and losses from investees	(424)	1,473	784	(596)	(169)

Adjusted earnings before fixed charges (1)	$3,534	$(2,861)	$5,843	$5,182	$3,772

Add: fixed charges
Interest and debt issue costs (2)	1,565	1,083	1,157	1,117	900
Estimated interest component of rent expense	50	74	46	71	80
Interest credited to bank deposits	137	163	166	199	194
Interest credited to policyholder account balances	4,925	4,849	4,788	5,461	4,899

Total fixed charges	$6,677	$6,169	$6,157	$6,848	$6,073

Preferred stock dividends	174	228	181	193	182

Total fixed charges plus preferred stock dividends	$6,851	$6,397	$6,338	$7,041	$6,255

Total earnings and fixed charges	$10,211	$3,308	$12,000	$12,030	$9,845

Ratio of earnings to fixed charges (1)	1.53	—	1.95	1.76	1.62

Total earnings including fixed charges and preferred stock dividends	$10,385	$3,536	$12,181	$12,223	$10,027

Ratio of earnings to fixed charges and preferred stock dividends (1)	1.52	—	1.92	1.74	1.60

(1)	Earnings were insufficient to cover fixed charges at a 1:1 ratio by $2,861 million for the year ended December 31, 2009, primarily due to increased net investment losses on freestanding derivatives, partially offset by gains on embedded derivatives.

(2)	Interest costs include $411 million related to consolidated securitization entities for the year ended December 31, 2010. Excluding these costs would result in a ratio of earnings to fixed charges and ratio of earnings to fixed charges including preferred stock dividends of 1.56 and 1.55, respectively.

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